Filed by Dynamix Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Dynamix Corporation

Commission File No.: 001-42414

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

Andrew Keys, Co-Founder & Chairman of Pubco, and David Merin, Co-Founder and Chief Executive Officer of Pubco, appeared on a podcast interview with Bankless Podcast on July 25, 2025, which was aired on July 28, 2025. The following is a partial transcription of the podcast interview:

00:00:00:01 - 00:00:01:27
Ryan & David
What is ether?

00:00:01:29 - 00:00:20:09
Andrew Keys
Ether is the commodity to the future of the internet. Ether is the fuel for every computational step necessary to process a transaction on the future of the internet.

00:00:20:12 - 00:00:28:21
Ryan & David
This make the station very excited. To introduce you to our next guest we have Andrew Keyes. We have a Dave Merin of the Ether Machine. How are you guys doing?

00:00:28:24 - 00:00:31:08
Andrew Keys
We’re great. Thanks for having us on.

00:00:31:10 - 00:01:32:06
David Merin

Before we proceed, I would like to first remind everyone that this podcast may contain forward-looking statements including, but not limited to, The Ether Machine and Dynamix’s expectations or predictions of financial and business performance and conditions, expectations or assumptions as to completion of the proposed transaction between the parties, operational development and performance, including but not limited to the timing of development milestones, business and operational strategies, competitive and industry outlook and the timing and completion of the transaction. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions and they are not guaranteed of performance. I encourage you to read the previously disclosed press release issued on July 21, 2025 and Dynamix’s filings with the Securities and Exchange Commission for a discussion of the risks that can affect the business combination, The Ether Machine’s business and the business of the combined company after completion of the proposed business combination. Dynamix and The Ether Machine are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, these remarks are neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote. In connection with the proposed business combination, Dynamix and The Ether Machine intend to file a registration statement on Form S-4 containing a proxy statement and prospectus with the SEC, which you should read carefully and in its entirety when it becomes available because it will contain important information. Dynamix, The Ether Machine and their respective directors and officers may be deemed participants in the solicitation of proxies of Dynamix’s shareholders in connection with the business combination. More detailed information about each company’s directors and executive officers and their interests in the business combination will be described in the Form S-4 when it becomes available.

00:01:32:07 - 00:01:36:24
Ryan & David
How what are you guys starting on? What’s what? How much ether do you guys have right now?

00:01:36:27 - 00:01:52:13
Andrew Keys
So we’re anchoring this with, 169,984, which is basically the amount of validators divided by 32 of mine. And, we are going from there.

00:01:52:15 - 00:01:59:11
David Merin
Okay. Yeah. I think the press release announced the plan to at current prices to be more than 400,000 ether.

00:01:59:13 - 00:02:03:26
Ryan & David
More than 400,000 ether is square one, so base one number one for you guys.

00:02:03:28 - 00:02:04:14
Andrew Keys
Day zero.

00:02:04:18 - 00:02:15:03
Ryan & David
And how do you get there? How do you get from the do you say 169? Okay. Yeah. 169,000. How do you get to 400,000. Is that net new like purchasing coming in?

00:02:15:05 - 00:02:37:05
Andrew Keys
So that’s a great question. And I think that this is a key differentiating point. We’ve seen others say that they own x ether, but with an asterisk that that’s, in the money call option. And we are not, going to be employing in the money call options for our exposure.

00:02:37:07 - 00:02:38:29
Ryan & David
What is an in the money call option?

00:02:39:01 - 00:03:13:10
Andrew Keys
So basically one buys a call for ether. It’s basically above a certain price at a certain date. And they basically take the cash, amount out of that delta and they consider that ether exposure. But because we believe ether is a productive asset and we are going to be generating our alpha, actively managing that for public market investors, in the money call options, leave yield on the table.

00:03:13:13 - 00:03:43:29
Andrew Keys
And if you were to consider this the like the ether ETF is like a stock without having access to a dividend that one enjoys. And so we could employ call options as like proper risk management. But the majority of our strategy like the well overwhelming, let’s call it 99% of our strategy is around the active ownership and yield generation of ethereum.

00:03:44:02 - 00:04:07:19
Ryan & David
So some of these other treasury companies are doing this via call options. And you’re saying it’s going to be like straight purchase of pristine ether and the ether machine. But so continue that line of thought then. So you’ve got 170,000 now or so. How do you get to 400,000 of that clean, pristine ether that you’re putting on your balance sheet?

00:04:07:22 - 00:04:34:20
Andrew Keys
So part of our race has been in kind contribution. And part of it has been dollars. And the in-kind contribution is being contributed right now as we speak. The first part of our raise was through private placement and capital is due today, Friday, July 25th. And that will immediately be staked and be generating ether.

00:04:34:23 - 00:04:57:11
Andrew Keys
And then the dollars that come through our private placement will be used to acquire or spot actual ether, not call options and to be actively risk managed, generating yield through staking, re staking and eventually through DeFi strategies.

00:04:57:13 - 00:05:20:29
Ryan & David
I had a question about how other treasuries are doing this. And recently it was very interesting to me. Tom Lee is outfit. I’m going to forget all the acronyms. David, help me a BNR. That’s why I’m NREL. Okay. Yeah, I knew there was a B because it was formerly Bitcoin. Okay. So Tom Lee’s outfit, they added another I want to say was a 200,000 300,000 ETH.

00:05:20:29 - 00:05:44:14
Ryan & David
It’s all getting lost. About $1 billion worth of BS just this week okay. They just bumped up. Now they’re above 500,000. We’ll show the strategic ETH reserve where everyone can kind of track this, for the latest, how did they buy or get $1 billion worth of ETH in one week without the price moving? I mean, what were we, David, up 9% on the week?

00:05:44:16 - 00:05:52:12
Ryan & David
That’s up. Yeah. That’s right. That’s a price move for ants I mean like a billion in purchases and we only move 9%. I don’t understand where that’s coming from.

00:05:52:19 - 00:06:07:22
Andrew Keys
So I’m not here to talk about other companies. I believe that we’re all playing on the same team with team Ethereum, but, a way to have exposure to Ethereum without moving the price would be call options.

00:06:07:24 - 00:06:12:28
Ryan & David
But this account does that count? Unlike the Strategic Reserve Treasury website.

00:06:13:00 - 00:06:14:01
Andrew Keys
It’s a derivative.

00:06:14:03 - 00:06:15:19
Ryan & David
Will it be ETH in the future?

00:06:15:21 - 00:06:50:26
Andrew Keys
Well then if one were to have a call option, they would earn dollars and then would have dollars later to potentially buy ether to potentially, buy more calls. I can’t opine for another strategy, but one way to have exposure to ethereum without necessarily having the price move, but also not being able to participate in the yield generation or really help the network by securing it and validating transactions would be through call options.

00:06:50:29 - 00:07:12:09
Ryan & David
I want to talk about the machine word, because the machine word in the ether machine seems to be doing a lot of work here. My interpretation of this is that your company is building what you are calling a machine that just produces more ether, hence the ether machine. Talk to us about this name. And then tell us what how do you does one build a machine that produces ether?

00:07:12:09 - 00:07:17:00
Ryan & David
Let’s pop open the hood and tell me what the components look like and how ether comes out the end of it.

00:07:17:03 - 00:07:39:23
David Merin
I think this really dovetails nicely with what Andrew was talking about, about the importance of acquiring pristine it to us. Real estate is not just a treasury asset, it’s working capital. Right? It’s kind of the fuel for our reactor, so to speak. Is ethereum itself. Right. So, Alex, how we view the ether machine as a machine to produce additional ether.

00:07:39:26 - 00:08:08:04
David Merin
Right. And this is kind of why we have assembled this diverse team of deep Ethereum experts to generate the optimal amount of Ethereum on our Ethereum base or Ethereum reserve, so to speak. Right? So that’s why we have folks like Tim Lowe, who is our CTO, who was the initial founder of Consensus setting. Right, has been staking, since the very inception of Proof of Stake.

00:08:08:06 - 00:08:31:21
David Merin
Right. Folks like like Darius Fritzl, who’s been deep in DeFi for years, right. Being core contributor to blue chip protocols, etc.. Right? So we kind of have this team of deep Ethereum experts that’s going to be focused full time, in-house on generating the optimal amount of ether we can generate at this base. Obviously, in a risk adjusted fashion.

00:08:31:24 - 00:09:06:12
Andrew Keys
Yeah, make no mistake, we are ether heads and we want to see the ethereum protocol grow. And to that extent, we want to employ ethereum as much as possible. Back to kind of this call option example. We want to be staking ether so we can secure the network and be a benevolent part of the ecosystem. We want to really stake ether so we can use Ethereum’s proof of stake security for other middlewares.

00:09:06:15 - 00:09:31:17
Andrew Keys
We want to employ DeFi, so we can actually be a contributor to the decentralized financial, economy. But at the same time, with this public vehicle, we now have the opportunity to explain to Wall Street and Main Street what ethereum is. So this is going to be the first time, you know, our banking partner is Citibank. It’s the largest investment bank on earth.

00:09:31:19 - 00:09:55:27
Andrew Keys
And say what you will about investment banks. This is going to be the first time you’re going to see real sell side coverage. Creating reports quarterly. What is ethereum? What is staking? What is re staking? What are the DeFi protocols. And we’re going to use this opportunity to educate Wall Street top down and Main Street bottom up about the power of ethereum.

00:09:56:00 - 00:10:16:10
Ryan & David
As I understand it, ether is this like unique asset in comparison to bitcoin. As it relates to, being productive. You know, bitcoin, it’s got this great narrative 21 million units, hard cap, easy to understand. I think that’s what’s propelled MicroStrategy to its highs. But as a as a reserve asset specifically employing this same sort of strategy, ether is pretty unique.

00:10:16:15 - 00:10:41:19
Ryan & David
Specifically due to its productivity. There’s a particular like resonance that a productive asset has a productive store of value. Reserve asset has for this type of strategy where we are accessing the capital markets, taking on debt to go and buy, a store of value reserve asset to put it on the balance sheet. You know, when you bitcoin is not productive, it’s inert.

00:10:41:21 - 00:11:10:18
Ryan & David
Ethereum is highly productive. You can use it inside of ethereum’s DeFi. You can stake it and get a yield. You can rethink it and add more yield on your yield. You can actually I don’t know if you guys are doing this, but you can put it into an access stablecoins and get yield. There’s all these variety of opportunities that ether as a productive asset has, which lends itself very well to like having this sort of core business that you need to have in order to pay off the debt that you took on in order to buy more ether.

00:11:10:20 - 00:11:17:02
Ryan & David
How am I over the target here, Andrew? Like, is this what you guys are going to do? Are you going to put ether into DeFi?

00:11:17:04 - 00:11:38:25
Andrew Keys
So you nailed it. So, so first and foremost, we need to thank Satoshi for her contribution to the world creating bitcoin. Bitcoin is the opening act. It is awesome. I was asked on CNBC if I own a bitcoin and I said no, I actually own 0.18, which is a little bit of dust. So. So I do own some bitcoin.

00:11:38:28 - 00:11:40:20
Andrew Keys
I have found that off afterwards.

00:11:40:23 - 00:11:48:14
Ryan & David
I recall seeing that clip and I recall you saying, why would I own a flip phone when I can own a smartphone is what you’d rather I’d.

00:11:48:14 - 00:12:17:14
Andrew Keys
Rather I’d rather have an iPhone than a landline. So bitcoin is great, and it can serve its singular use case. Sure. On the bitcoin blockchain there’s one asset bitcoin. And it does one thing. Send one asset $0.01. ethereum conversely is the infinite machine. We can digitize any asset a bar of gold a barrel of oil a stock bond derivative, a stablecoin.

00:12:17:16 - 00:12:48:00
Andrew Keys
And then we can have infinite functionality rather than just send. We can create smart contracts, that we can just imagine. And basically any if then else statement can be codified on top of ethereum. So furthermore, and to that point, where bitcoin you need the hardware, real estate and electricity for proof of work mining. Ethereum has a exponentially more efficient consensus mechanism where all you need is the ether.

00:12:48:00 - 00:13:14:27
Andrew Keys
And to be a benevolent actor that’s self-interested, to earn yield via proof of stake. And so ether has this intrinsic yield that we can employ through staking, re staking and proof of stake. And so I believe it’s a better asset for public market exposure. And furthermore to that, when so that’s like, let’s call it the DeFi side of the house.

00:13:15:00 - 00:13:51:13
Andrew Keys
And then you talk about the trad fi side of the house. We believe that MicroStrategy did create, from inception, a very interesting concept of what we would consider a positive sum game. Bitcoin’s a volatile asset, and we can sell the volatility of bitcoin as MicroStrategy to hedge funds that want to buy volatility and use those proceeds to acquire the asset of bitcoin as for the shareholders that want exposure to that asset.

00:13:51:20 - 00:14:28:02
Andrew Keys
And that’s why I believe there is a multiple tin ab is the ability to access those public debt markets that in my opinion is a positive sum game. The good news is that ether is double the volatility of bitcoin. So if you liked bitcoin as a volatile asset hedge fund XYZ you’re going to love ether. If you liked bitcoin as a buy and hold treasury asset you’ll probably like this one with yield shareholder.

00:14:28:05 - 00:14:37:01
Andrew Keys
So I think that like this is just a better mousetrap when compared to the MicroStrategy bitcoin buy and hold.

00:14:37:04 - 00:14:56:24
Ryan & David
You talked about the intrinsic yield that ether gets because of how ethereum works, right? Ethereum of course it doesn’t have proof of work. The way that ethereum secures itself is with proof of stake, which means if you hold ETH, you do a little bit of work for the network, and then you get the ether inflation that comes out of the network to secure it.

00:14:56:27 - 00:15:15:10
Ryan & David
And then and then we don’t have to have all the costs of the electricity and all the baggage that comes with proof of work. It’s very, very beautiful, very elegant. One of the things that ethereum has invested in and researched in since its inception in 2015, that’s not the only place that ether gets intrinsic utility and intrinsic demand.

00:15:15:17 - 00:15:50:17
Ryan & David
You know, something that, pill’s. Many people, like me and Ryan specifically, is ethereum’s own internal DeFi ecosystem, where there are applications like avy, where ether is the primary pristine asset, it is the bitcoin of its respective ecosystem. Right. And so like, RV it has, it has, millions of ether in RV and people are accessing, using ether as collateral, as a store of value inside of Ami to, take on debt and stablecoins or other tokens on Ethereum in order to go be productive.

00:15:50:17 - 00:16:11:16
Ryan & David
And so, you know, not only does ethereum itself produce intrinsic, yield, because of the nature of how ether works, but ethereum has its own DeFi ecosystem. It has its own on chain Wall Street that allows ether to be productive. Are you going to use DeFi to, get productivity out? Tell me about that strategy.

00:16:11:19 - 00:16:30:22
David Merin
Yeah. So I think as I alluded to earlier, we actually brought on a full time head of DeFi, who has been a core contributor to protocols like Synthetix. So OG DeFi, in addition to having an institutional risk management background, I so used to work in rescue at JP Morgan fortress groups like that. Right. So it’s important to us.

00:16:30:25 - 00:16:53:10
David Merin
But I think one important thing to flag, right, is that we are trying to create an institutional quality vehicle, which kind of runs through everything we’ve done from day one. And so when you look at this, you know, you’ll see us engaging in DeFi, but in a measured way, right? You probably won’t see us yoking our whole stack into the latest protocol that dropped over the weekend.

00:16:53:12 - 00:17:25:01
David Merin
What you’re going to see is us helping to credentials the battle tested blue chip DeFi protocols that have a functionally had, you know, deck of billion dollar bug bounties live for years and proved their security over time. I think that’s how you’re going to see us engage here. And you will see us engage. Right. I think to my knowledge, we the only company of our kind that has a dedicated full time DeFi team, right in-house as opposed to outsourcing some of this.

00:17:25:01 - 00:17:39:24
David Merin
So for sure you will, like I said, it’ll be measured. And, you know, kind of this will point to us as proof to broader Wall Street that a given protocol is trusted and secure and is safe for institutional adoption.

00:17:39:27 - 00:18:10:28
Andrew Keys
And that’s what’s awesome about this, right? So we’re going to I think you referenced I’ll be I think of is a great example of something we would employ in over $50 billion of TBL, been around for five years, has had this bug bounty. It’s not the latest, greatest brand new thing that’s yellowing, you know, 100% APIs. And this is where we’re going to when we have our quarterly guidance calls with the public markets, we’re going to be educating what is DeFi.

00:18:11:05 - 00:18:24:06
Andrew Keys
And we’re going to explain what is off and what is staking and what is re staking. So like the you know half of this is the ability to explain what Ethereum is institutionally.

00:18:24:09 - 00:18:44:07
Ryan & David
Use that word explain. Dave and I have often said on bank lists since the very early days, the most bullish thing for ether is to be understood. And this has been part of the challenge that we’ve seen, at least in traditional finance in Wall Street, that I was hopeful would get better. Maybe post, ethereum ETF and it got marginally better, but it still is not there.

00:18:44:07 - 00:19:06:01
Ryan & David
Which is you talked about, you know, Citi being a banker in this. And now we’re going to see more sell side type research and actual information about ether the asset. I want you to tell the story the narrative of ether the asset. So when you try to tell the story of ether, not just ethereum okay, I feel like that the ethereum story has been told a lot of times by a lot of people.

00:19:06:03 - 00:19:28:05
Ryan & David
Smart contract platform, you know, decentralized global economy, all of these things. And then people are going, oh, I love ethereum, the technology. And sometimes in trad fi they forget about ether, the asset. Or they think it’s like a, an equity type of play. It’s a high growth tech stock, and they try to value it based on revenue it throws off and all of these silly things.

00:19:28:07 - 00:19:36:03
Ryan & David
So how what’s your message to Wall Street when you describe ether the asset itself. What is ether?

00:19:36:05 - 00:20:29:25
Andrew Keys
Ether is the commodity to the future of the internet. Ether has multiple use cases and multiple ways to be valued. Ether is the fuel for every computational step necessary to process a transaction on the future of the internet, ether generates yield intrinsically through staking, rethinking and participation in the decentralized financial economy and ethereum has escape velocity, where 90% of the high quality liquid assets on blockchains are settled to Ethereum and each one of those requires a micro payment of ether.

00:20:29:28 - 00:21:10:27
Andrew Keys
EIP 1259 burns ether on layer one transactions. EIP 4844 essentially burns ether through layer two blob transactions. So we have this burning mechanism and the finite conversation versus a dynamic supply in our, experience, that is a feature and not a bug. And when we employ the EIP 1259 for burning a layer one and EIP 4844 for blobs that basically burn from layer two to layer one, we are working with a dynamic economy.

00:21:11:00 - 00:21:16:08
Andrew Keys
The world is way too sophisticated for something static like a finite supply.

00:21:16:10 - 00:21:36:01
Ryan & David
So what are we dealing with here? Because, you know, in traditional finance they like to put things in categories and you use the word commodity, which brings to mind things like oil, things even like a gold, which is sort of been viewed as a monetary store, a value type commodity. And of course, bitcoin has really taken off under the moniker of, you know, digital gold.

00:21:36:03 - 00:21:48:02
Ryan & David
What is what is ether, the asset, if you’re to categorize it because some in traditional finance are still putting it in the oh, it’s like Amazon stock or something or it’s like OpenAI stock or something like this. What is it?

00:21:48:02 - 00:21:54:25
Andrew Keys
It’s a CFTC accepted digital commodity okay. It’s new.

00:21:54:26 - 00:21:57:19
Ryan & David
Is it a store of value? Is it a currency?

00:21:57:19 - 00:22:02:06
Andrew Keys
Both. I mean, I think it can be all of the above.

00:22:02:09 - 00:22:09:01
Ryan & David
Why should somebody put it on their treasury then? Is the reason because number goes up? Is it number go up technology as well?

00:22:09:03 - 00:22:20:22
Andrew Keys
I think if someone wants exposure to how the future of the internet is going to work, the best beta on all of that is the acquisition of ether.

00:22:20:24 - 00:22:27:08
Ryan & David
How close is Wall Street to understanding what you just said? What’s kind of the Delta, and is that Delta the opportunity?

00:22:27:08 - 00:22:52:28
Andrew Keys
Yeah, we’re getting there. We’re getting there. Give us four quarters of quarterly reporting and education. And I welcome you all to join our quarterly guidance, when we are a public company, because that is our job. Our job, make no mistake, is to explain this to institutions. What is ethereum? What is ether? What is staking? What is RI staking?

00:22:52:28 - 00:23:10:27
Andrew Keys
What is DeFi? What are the blue chip best benevolent actors? What are the best use cases? There is no Michael Saylor of ethereum because ethereum and its use cases and its utility should be the story.

00:23:10:29 - 00:23:14:28
Ryan & David
What’s the size of this story? So like, is this as big as gold?

00:23:14:28 - 00:23:18:03
Andrew Keys
What’s the size of it? What’s the size of the Tam of the internet?

00:23:18:05 - 00:23:23:14
Ryan & David
I don’t know what is the size of the Tam of the internet.

00:23:23:16 - 00:23:35:25
David Merin
I think we’ve been asked not to make specific price predictions, but I think both of us have published extremely bullish price predictions in the past, you know, orders of magnitude above where we are.

00:23:35:28 - 00:23:41:18
Ryan & David
So you guys can’t make price predictions. Is that is that yet? Because Michael Saylor makes price predictions. Let me tell you. Yeah.

00:23:41:25 - 00:24:18:09
Andrew Keys
The digital oil piece, I helped coauthor with Tim Lowe, and the good gentleman and, and ladies at Ethereal Eyes, and we’ve pointed people to that. I love the piece that ConsenSys, both Dave and my alma mater, recently released on just showing the escape velocity and the gravitational pull of high quality liquid assets where basically there’s something like $250 billion of high quality liquid assets on blockchains and over 90% of that’s going on to ethereum.

00:24:18:11 - 00:25:01:15
Andrew Keys
And that the best analogy I can make is 90% of searches happen on Google, and Yahoo gets 1% and Bing gets 1%. And Ask Jeeves gets 1%. And you know, I’d ask you guys, when’s the last time you’ve used Bing, Yahoo! or Ask Jeeves, versus Google and I think that that is becoming more and more apparent that Ethereum is the only blockchain that is decentralized enough, has enough, client differentiation, to be a global substrate where nation states, institutions and people can trust to interact with each other.

00:25:01:17 - 00:25:04:06
Ryan & David
Is this a bigger story? Bigger opportunity than bitcoin.

00:25:04:08 - 00:25:24:13
Andrew Keys
For sure. I mean, Bitcoin’s Tam, if we want to be generous is digital gold, which is one use case send and one asset Bitcoin. Ethereum can generate any asset and can codify any function.

00:25:24:16 - 00:25:43:15
Ryan & David
So recently Blackrock filed an new S-1 for their ETFs in order to make a staking happen inside of the ETFs. So let’s assume fast forward to the future. Let’s assume that ether ETFs are all staked ETFs. And so you can get the yield of ethereum staking inside of the ETF. Why do we in that world do we need the ether machine then?

00:25:43:16 - 00:25:45:21
Ryan & David
Because then the ETFs are just doing it.

00:25:45:23 - 00:26:16:20
Andrew Keys
Great question. What I would what I would point you to as a proxy are the European ETFs. If there is let’s call it €1 billion in a European ETP. They are staking back of the napkin 50%. So why aren’t they staking it full capacity? And let’s say the flaw risk free just vanilla staking is 3% yield. So on their billion euros in an ETP, they’re staking at 50% capacity.

00:26:16:23 - 00:26:44:15
Andrew Keys
And so they’re really earning approximately. Let’s just use the example number of the 3% yield. They’re really only earning 1.5% on the total amount of money. And the reason why is that the Ethereum protocol is built for decentralization. And the brilliant researchers at the Ethereum Foundation don’t really care about, you know, what traditional finance, financial wrapper or Ethereum can go in.

00:26:44:18 - 00:27:18:29
Andrew Keys
They care about the scalability, robustness, and decentralization of Ethereum. And to that point, there is a technical technological nuance that is extremely important to understand. It’s called the withdrawal queue. So today if one wanted to withdraw their ether, it would happen in a few days. If, God forbid, a bad black swan event happens on earth and the world goes risk off and everyone wanted to unstick their ether at the same time, let’s call it 50% on staking 90%.

00:27:18:29 - 00:27:49:11
Andrew Keys
That withdrawal queue would go from a couple days to six months or a year. ETFs have 24 hour redemption requirements. ETPs have 24 hour exemption requirements. So what we foresee. So what we’re already seeing, let’s just call it right now because we can with the ETFs have zero staking. But the ETPs are staking a 50%.

00:27:49:14 - 00:28:30:29
Andrew Keys
And they’re only doing let’s call it what’s called a floor vanilla staking. They’re not able to retake. They’re not able to participate in DeFi. And we don’t foresee a world where the ETFs are going to be able to exceed similar yield. And, you know, a devil’s advocate. Well, what about a, liquid staking token? If you guys have been watching because where the ether heads and we’ve been, you know, able to understand the traditional finance part, but we know Ethereum as well as anybody else, the liquid staking token stiff, pegged.

00:28:31:01 - 00:28:58:15
Andrew Keys
So you think that Blackrock and fidelity is, are going to be able to use liquid staking token that’s just pegged? Nope. And furthermore, you know, using this example, the billion euros staking 50% capacity only generates vanilla, floor yield versus a vehicle that doesn’t have the 24 hour redemptions that’s able to participate in the vanilla yield. That’s able to participate in reshaping.

00:28:58:22 - 00:29:15:21
Andrew Keys
It’s able to participate in DeFi. That’s why we believe this is the right vehicle for public market participants to access the full suite of capabilities that Ethereum is able to generate.

00:29:15:23 - 00:29:39:08
David Merin
Maybe you to add onto that, right. I think, as you guys well know and have articulated over the years, ether is a very dynamic asset, more dynamic than some other ones that you might just sit on and hold that are appropriate for a passive rapper. Properly capitalizing on ethereum requires active use and management to maximally capitalize on that.

00:29:39:10 - 00:30:04:10
David Merin
That doesn’t lend itself to a passive wrapper like an ETF. It requires the kind of active management you can really only get in a company structure if you’re going to provide that same public market. So that’s why we think this is the best way for public market investors to own Ethereum over the medium to long term, right? Which is why we set this up with an eye towards the medium term with the Nobo structure, as Andrew flagged.

00:30:04:10 - 00:30:18:12
David Merin
Right. We’re trying to set this up to become a pillar, not just of the ethereum ecosystem, but of Wall Street in the medium term. Right. That’s what we’re doing here because this is the way for those investors to own this asset.

00:30:18:15 - 00:30:35:11
Ryan & David
Yeah, that de novo structure I think that comes across in the ticker. Right. So some of the other ether treasury companies that we’ve seen, they’ve been you know, things with a B in them, that means they were formerly a Bitcoin mining type company or other, you know, things that are not related to crypto at all, like, you know, gaming companies.

00:30:35:11 - 00:30:42:07
Ryan & David
That’s where aspect comes from. What’s the ticker for the ether machine? It’s pretty clean as I recall.

00:30:42:09 - 00:31:14:02
Andrew Keys
So the ticker right now, because to your point, we I looked at this from kind of first principles. And, and I thought, well, if I want pure play exposure to Ethereum and to actively manage a vehicle, to be able to access the public equity and debt markets, I don’t want to be operating or working on another business that has preexisting operations, preexisting governance, preexisting liability.

00:31:14:09 - 00:31:37:15
Andrew Keys
I wanted something clean. So that’s why we’d created a de novo entity. So a brand new LLC that I anchored with my own capital, because I’m going to lead by example, and I’m not going to let anyone do something that I wouldn’t do myself. And I’m patient zero, and I need to be maniacally focused on ether accretion per share.

00:31:37:17 - 00:32:08:25
Andrew Keys
And so that is kind of the, the, the spirit of why we kind of differentiated from not doing a reverse takeover of some microcap shell company. And the ticker currently is DYNX and will be transitioning upon SEC blessing of the merger of the two businesses, DYNX and the Ether Reserve. Once we create the ether machine will be an ETHN.

00:32:08:27 - 00:32:09:19
Ryan & David

00:32:09:21 - 00:32:32:04
Andrew Keys
But right now on Nasdaq this is trading under DYNX. And then let’s call it 3 or 4 months. Once the it’s just like the SEC process where we then run our operating business, under the purview of the Ether Machine, but currently it’s dynamics, which is the blank check company, that we’re merging with.

00:32:32:06 - 00:32:52:04
Ryan & David
Andrew, I got to say, it’s good to have your voice back in Ethereum. Get back in the spotlight. And I think that maybe you could tell us a little bit about that, because I think that a lot of early Ethereum folks will remember, your work at consensus will remember the, Enterprise Ethereum Alliance and some of those kind of, early days, getting that off the ground.

00:32:52:09 - 00:33:12:27
Ryan & David
And maybe they just assumed, you know, Andrew’s, you know, passive. He’s in the background now. I mean, maybe some people assumed you were retired or that you were just like, maybe no longer interested, in ether. And then next up, we see you’re launching a massive ETH treasury with a good chunk of your own ETH stake. You’re depositing this, and now you’re on CNBC.

00:33:13:00 - 00:33:18:21
Ryan & David
Did you did you ever leave or, like, did you think, why come back? Why sit back into the light?

00:33:18:23 - 00:33:44:09
Andrew Keys
So, so few reasons. So first and foremost, you’re right. I went to the first ever ethereum meetup. Like a complete nerd in Manhattan, literally meetup.com, and was with Aaron Wright, founder of the law, Joe Lubin, founder of ConsenSys. Sam Kass, who is the chief strategy officer of consensus. Like the OGs of day zero, Prius, ethereum, pre Genesis block.

00:33:44:12 - 00:34:16:25
Andrew Keys
I ran around Asia with metallic explaining what is ethereum to anybody who would listen. 2014 2015, 2016. The first time ether crossed $1, I put a permissioned version of ethereum onto Microsoft Azure and created blockchain as a service. I helped create the Enterprise Ethereum Alliance, which was the largest open source standards body focused on blockchain technology on Earth.

00:34:16:27 - 00:34:45:07
Andrew Keys
I helped build ConsenSys’ global business development, go to market strategy. I have been staking because I thought ether was a commodity. And so I created a commodity pool operator and commodity trading advisor named Dama, which is an acronym for Digital Asset Risk Management Advisors and have been securing the Ethereum network from day zero of proof of stake.

00:34:45:09 - 00:35:18:28
Andrew Keys
And you may not have heard from me during the Gensler era because there was no upside in speaking. And but every minute of every day since Proof of Stake, I have been institutionally managing and securing the ethereum network. And now that we have a positive regulatory tailwind, where we have acts like the Genius Act, which basically gave stablecoin clarity.

00:35:18:28 - 00:35:56:25
Andrew Keys
And the largest beneficiary of the genius Act is ethereum. Because the majority of stablecoins settle to ethereum. And now it’s time to get loud again, and it’s time to get this from proof of concept into production. The ZK EVM is on route. It’s going to improve speed, privacy, confidentiality. L2s are cooking really well. We’re seeing the fast actors like Coinbase with base, Robinhood with their L2, Kraken with Inc creating their L2s that are all going to settle to ethereum layer one.

00:35:56:28 - 00:36:13:26
Andrew Keys
All the institutions, both bracket banks are going to have their own L2. And it’s all going to settle to ethereum. And we’re here to usher that conversation along and educate Wall Street, top down, Main Street, bottom up. Andrew, you mentioned.

00:36:14:03 - 00:36:39:00
Ryan & David
Something that makes me want to go down a quick side quest, about, not wanting to be loud during the Gensler administration. There’s a debate in crypto world, about how specifically, the Gensler SEC administration targeted ethereum versus crypto. They gave they gave bitcoin the green light and then everything else they kind of targeted.

00:36:39:02 - 00:37:07:02
Ryan & David
And there’s a debate as to whether or not, you know, ethereum was specifically hazed by the Gensler administration versus crypto broadly. So there’s one argument where, well, no, the Gensler administration, they labeled Solana security, they labeled, you know, other tokens as security. They never specifically labeled ethereum security, but they treated it as such. And so saying that the Gensler administration specifically targeted the ecosystem is just wrong, because literally they labeled Solana security.

00:37:07:05 - 00:37:30:04
Ryan & David
Then the other the other that’s the that’s one side of the debate. The other side of the debate is, well, actually, they labeled ethereum security in secret and really pointed all their firepower at the ethereum ecosystem specifically, and, you know, people like and builder ethereum builders like Danny Ryan specifically got SEC subpoenas. And so, yes, while they targeted the crypto ecosystem broadly, it was ethereum that was really what was in the crosshairs of the Gensler administration. Provide your perspective on that conversation for me.

00:37:37:11 - 00:38:14:12
Andrew Keys
So I believe that ethereum got most of the headwinds and ethereum positioned to get most of the tailwinds because, you know, again, let’s call it versus bitcoin. Bitcoin has one asset bitcoin on it and one function send where ethereum is going to have infinite assets and infinite functionality. And ethereum is experiencing these parallel dynamics similar to Google with search where 90% of assets are being tokenized to settle on top of ethereum, whether they, specifically they targeted ethereum or not.

00:38:14:14 - 00:38:42:27
Andrew Keys
I mean, what did they get? Right? They missed FDX, they missed Celsius with their real job is to, you know, they they emboldened meme coins that majority of the meme coins are on Solana. So I think those are three strikes. You’re out. If you’re really talking about, you know, action protecting the U.S stakeholders. So, you know, I’d rather move forward.

00:38:42:29 - 00:38:49:03
Andrew Keys
Hester Pierce is my hero. And let’s keep moving forward.

00:38:49:06 - 00:39:11:01
Ryan & David
So, Andre, you mentioned that, you never left, but at some level, you’re back in a loud away. Okay? And you’re back to tell the story of, ether. The asset in the entity of the Ether Machine. The question is, how loud are you actually going to be? Okay. Michael Saylor’s pretty damn loud. Are you going to out loud someone like that?

00:39:11:01 - 00:39:29:21
Ryan & David
And then second to that is if we get how loud are you going to be? I also want to know, how are you going to be loud? Okay. So where are you going to go? Like, most of crypto already knows about ether the asset. In order for the ether machine to be successful at some level, you have to take that to the rest of the world.

00:39:29:23 - 00:39:31:06
Ryan & David
Take that to traditional finance.

00:39:31:08 - 00:39:54:29
Andrew Keys
Sure. So I’m going to let the use cases of ethereum speak for themselves. I don’t want to be the Michael Saylor of ethereum by any means. And I think Michael Saylor is amazing. But the problem is, is he’s got a singular asset that’s got a singular function. And there’s only so much you can say about holding bitcoin and sending it with his hearing him.

00:39:54:29 - 00:40:29:09
Andrew Keys
The good news is we can talk about the productivity of the asset, the yield generation of the asset, the economy that’s being built on top of it. And we can make the ethereum ecosystem the stars. So where we’re going to differentiate is we’re going to be highlighting, the difference in that ethereum is a productive asset and a productive economy and letting the use cases speak for themselves and to where we’re going to be having that conversation.

00:40:29:12 - 00:40:56:03
Andrew Keys
You’re right. You’re not going to necessarily see me at, even though you probably will see me because I love crypto events, but I probably won’t be best suited for the ecosystem there. I’ve got to go where, people need to learn about ethereum. So, there’s probably going to be an institutional, educational, roadshow and, and then, Main Street, non crypto where we’re, we’re educating people that are not as experience. But I love going to Devcon. I love going ETH Denver. I love going a sec in France. And, it’s fun for me to see my friends and to see what’s being built. So, you’re not keep me away from the OG crypto conferences.

00:41:19:01 - 00:41:41:28
David Merin
Let me just build on that a second. So there’s also a reason there’s two of us on this podcast, not just one. And you’ll likely hear from more of the team in the future. We’re trying to build an institution, not a cult of personality. Right? We want to build something that is going to endure for the long term, like ethereum itself, right?

00:41:41:28 - 00:42:04:09
David Merin
That’s why the focus is on the name, the ether machine, right? We spend a lot of time on branding. We care about kind of building a broad and deep institution here to drive the whole ecosystem forward. Right. And while Andrew is truly incredible and has a fascinating story, right, I think we hope to highlight many more voices, not even just the two on this call.

00:42:04:12 - 00:42:39:09
Andrew Keys
Yeah, totally. I think that’s a excellent point. And to that point, to kind of further elaborate, you’re going to get probably ethereum and its use cases. For me. You’re going to probably get corporate strategy with respect to Ethereum from Dave, as a former McKinsey consultant to basically did corporate strategy for some of the largest Fortune 500 on Earth, you’re going to get Ethereum and its staking capabilities from Tim Lowe, who was the founder of consensus is staking vehicle built the institutional staking vehicle for Dama.

00:42:39:11 - 00:43:13:27
Andrew Keys
You’re going to get Ethereum and it’s DeFi, capabilities, from Darius Patrol, CFR core contributor to Synthetix core to ConsenSys DeFi ecosystem. You’re going to get ethereum and public company excellence from, a new face on the block. His name is Jonathan Christodoro. He is a classic underachiever. Cornell Wharton, Harvard, Marine Corps, Morgan Stanley investment banking.

00:43:13:29 - 00:43:43:12
Andrew Keys
Worked for Steve Cohen, worked for Carl Icahn, sat on a dozen corporate boards, including Xerox, Dell, Lyft, eBay, still sits on the board of PayPal. And basically, he is going to be our lead on corporate governance and excellence because this is a public company and will be explaining how ethereum works in this context.

00:43:43:15 - 00:44:11:20
Andrew Keys
And we have another surprise, who’s going to be, joining us on growth and marketing, who’s going to be marketing Ethereum from Wall Street to Main Street, from The Hague to DC and basically explaining though some of the non-financial use cases. So to Dave’s point, the, the, the ether machine story is going to be multifaceted with multi persona and multidirectional.

00:44:11:22 - 00:44:14:12
Ryan & David
But your plan for number one slot here on this board.

00:44:14:15 - 00:44:16:07
Andrew Keys
I always play to win. Absolutely.

00:44:16:09 - 00:44:41:08
David Merin
Yeah. So to build a I would say our real target is we want to acquire as much of the network as we can without threatening the decentralization and security of the network. So internally we’ve actually been kicking around numbers of about 10% obviously. But our North Star here is really over the medium term, to be clear, over the next five, ten years, because to us this is a long term game.

00:44:41:11 - 00:44:47:00
David Merin
Like I said, our North Star is to acquire as much as we can without threatening the network itself.

00:44:47:03 - 00:45:06:00
Ryan & David
Can I ask a question about that just in general? So without threatening the network so, this is the Bankless podcast, right? And so you bank this means self-custody, ground keys, DeFi, all of the things we’re really excited to see the capital from traditional finance enter the space. It’s the world’s largest capital market. It’s only a matter of time had to happen.

00:45:06:00 - 00:45:23:12
Ryan & David
We’re going to integrate all of these things. But is there any worry as we get a larger percentage of, ether inside of ETFs and inside of, treasury companies that we lose some of the decentralization in general? I mean, we’re at low percentage points now, but you look at the Bitcoin network, that’s kind of where it’s headed.

00:45:23:20 - 00:45:50:01
Ryan & David
No one’s even transacting on bitcoin anymore. The fees are no low because no one’s doing it. If they’re people think they own bitcoin when they own like MicroStrategy. And that’s not the same as owning actual bitcoin. So is there a concern if we get too much in these treasury entities, too much in these ETFs, that we sort of lose some of the decentralization properties that made ethereum and makes ethereum what it is?

00:45:50:03 - 00:46:29:06
Andrew Keys
I don’t think so, because I actually think that the transactional layer will be the layer twos. And I think that ethereum through its, blob architecture, inspired by the EIP 4844 really encourages the application layer to be developed on, you know, thousands, millions of layer twos that are customizable. So I actually think that we will be good participants within the ethereum ecosystem and will always have that North Star, that this should be a decentralized, robust protocol.

00:46:29:09 - 00:46:38:22
Andrew Keys
And our contributions to it will never be, in a place where it can harm the decentralization.

00:46:38:24 - 00:47:01:08
David Merin
Yeah. And I think just to build on that. Right. Think part of the like a large part of the value here, as Andrew alluded to, is using ethereum itself. Right. So we are just a buy and hold structure. We’re going to be using the tokens to secure the network and to participate in the network. We will be working to help grow the network.

00:47:01:10 - 00:47:03:04
David Merin
Right. This isn’t a.

00:47:03:04 - 00:47:05:26
Ryan & David
Passive business model.

00:47:05:29 - 00:47:28:21
David Merin
Exactly right. And look, I think like we think one of the most valuable aspects of Ethereum is its credible neutrality is its decentralization. That is, at its end of the day, I think of day core to the value prop here. And obviously we won’t do anything to undermine that in any way. But with that guardrail in place, yes, I think, you know, our aim is to get as big as we think we responsibly can.

00:47:28:24 - 00:47:49:29
Ryan & David
And I’d love for you to weigh in on this, because you’ve been, around Ethereum from the very beginning and you’ve seen kind of the roadmap evolve way back before. There was even the concept of really proof of stake is in the distant future. Now, now it’s here. Obviously, that happened a while ago. David and I have been having this ongoing discussion where, looking at the price performance of the past, I don’t know, two, 2 to 3 years for ether.

00:47:49:29 - 00:48:08:16
Ryan & David
And it’s pretty meager, at least compared to what we think it can do. It’s been, lagging bitcoin for instance, Solana has had a good run a couple, you know, other, altcoin ecosystems. But ether has been kind of flat. You know, we’re hanging out in the 3000. My take on that is like, oh, it’s because people don’t understand ether the asset.

00:48:08:19 - 00:48:27:14
Ryan & David
It’s a narrative type problem. And that’s why partially I’m excited about, treasuries. David agrees with me, I think, David, you agree with me. But he also would add, and I also agree with him, that, okay, a big problem too has been the roadmap itself and the focus. And we did these layer twos, but we forgot to integrate them all together.

00:48:27:14 - 00:48:47:08
Ryan & David
Right. So feels fragmented. We haven’t economically integrated all of these things. And so maybe in the future and the ETF hasn’t shipped the way it should be shipping. I guess my question to you is like when you look at the ethereum roadmap right now, 2025, what do you see? Are you bullish? Are you optimistic? Do you still feel like we need some changes or pivots.

00:48:47:11 - 00:49:17:24
Andrew Keys
So I think there are conflicting confluence of issues that I think have been ameliorated. And we’re seeing positive progress. So first and foremost, I’ll just group it. The Gensler era prevented the marketing of ethereum. People like me shut up. People like ConsenSys shut up. You know, no one was going out, you know, screaming from the mountains.

00:49:17:26 - 00:49:43:13
Andrew Keys
What ethereum is, why it is what it is. And it also thwarted use cases. So we weren’t able to see a etherium capability where those headwinds have now turned to tailwinds, where we the largest benefactor or excuse me, beneficiary of the genius Act is Ethereum, because the majority of the stablecoins happen on Ethereum. So I think there’s the political aspect.

00:49:43:15 - 00:50:10:21
Andrew Keys
Then what I would say is super important is the layer two architecture. So EIP 4844, you know, dictated a lot around blob pricing. And it’s cheap, right. It’s super duper cheap. Like coin. Coinbase owes the Ethereum Foundation a large donation in my opinion, because of how cheap bases, and how much is settled to ethereum layer one.

00:50:10:24 - 00:50:39:26
Andrew Keys
But jokes aside, there, I think that that’s the right architecture. And I would I would kind of analogize it to if you used an Uber ten years ago to go five miles, it cost X, and if you use the same Uber to go five miles, it costs 23X. Now, basically Uber became ubiquitous and became the majority of used, ridesharing app and has raised prices.

00:50:39:28 - 00:51:15:05
Andrew Keys
And as the Ethereum layer one congestion increases, and more L2 is anchored to ethereum. I believe that we’re going to see price per transaction gas burn. You know, whether that’s layer one and layer two evolve and frankly, increase in price. Third the ef I can’t say that like they haven’t shipped like they should have because frankly, they have a, you know, let’s call it $400 billion network.

00:51:15:08 - 00:51:42:28
Andrew Keys
That’s in flight. And they change the engine while in flight, like proof of stake was amazing. Transition. And I have just welcomed all of the evolution of the Ethereum Foundation over the last six months. I am extremely bullish on the direction they’re going. It seems like realignment was necessary. And I think that, you know, that happens within organizations.

00:51:42:28 - 00:52:06:10
Andrew Keys
And, and it seems to me as they have taken that initiative very seriously. And I wouldn’t have done this if I didn’t think Ethereum is the only true blockchain to be the substrate of the next generation of the Internet.

00:52:06:12 - 00:52:21:06
Ryan & David
Andrew. Dave, as we start to bring this to a close, you know, I’ve got one thing in my mind. You know, every cycle we’ve had in crypto, you guys have been through several of these seems to have a theme. So last time for ethereum, it felt like it was DeFi, like DeFi just kind of broke out 2020.

00:52:21:09 - 00:52:39:21
Ryan & David
And then we got NFTs after that 2021. There’s some new use cases there. Looking for a theme for this cycle that we’re in. This this bull cycle. And to me, it seems like what might be emerging is the theme of institutional. It’s the institutional theme. We saw Bitcoin take a run just on the institutional bed. Right.

00:52:39:21 - 00:52:57:21
Ryan & David
And it’s up into the trillions of dollars. Now ether is not in the trillions yet but maybe has the potential to get there. And I think it does. Also we’re seeing real world assets. We’re seeing the tokenization of stocks and treasuries, and we’ve never seen that before. We’re seeing stablecoins. That seems like an institutional moment where all the banks are like, we need an Ethereum strategy.

00:52:57:21 - 00:53:18:22
Ryan & David
Essentially we need a stablecoin strategy. And so question my mind. Or maybe the bull case here is like if this theme is of this cycle is institution. What is the next institutional grade asset? The first was bitcoin. Quite clearly that’s how it got into the trillions. Is the next ether or is a long tail of all sorts of different assets?

00:53:18:25 - 00:53:22:09
Ryan & David
Am I onto something here. What do you think the theme of the cycle is?

00:53:22:12 - 00:53:42:29
David Merin
Yeah, maybe I’ll start there. Look, I think we very much think the theme of this cycle is institutional adoption, right? That’s why we’re doing this right now. And I think these concepts aren’t necessarily novel. I believe Andrew was first kicking around the idea of an EIF staff with some members of our team, our team now in 2020, okay.

00:53:43:01 - 00:54:02:15
David Merin
But the reason for the push right now is because this is the vehicle for the moment, right? This is the time of institutional adoption, and we’re trying to drive that in a first class way, okay. And we’re seeing it not just in the rise of some of these vehicles like the Ether Machine or like the ETFs, but also in real adoption out of these banks.

00:54:02:18 - 00:54:21:17
David Merin
Right. So when we were a part of trying to build this institution quality vehicle is that we partner with a blue chip investment bank to take this out. Right. And to get signed off at the very top of that institution. Right. We’re the only treasury vehicle with that kind of support. And by the way, the only they’re only doing it in ethereum.

00:54:21:17 - 00:54:48:10
David Merin
Not other places, because they want to start building on ethereum right over the next year or two. Right. So I think, you know, what we’re seeing is it’s taking some time to get the wrappers up to allow Wall Street to own part of the ethereum network, just as we have for years. But the next step after that is going to be getting those use cases online, which I think we’re really going to start to see over the next 12 to 18 months.

00:54:48:12 - 00:55:06:11
David Merin
We only got regulatory clarity out of DC in the last couple of weeks. Right. And these large institutions can’t build a lot of theory. And without the regulatory clarity we’ve only just gotten. And now they can actually start to put into production some of the use cases we’ve been talking about for the better part of a decade.

00:55:06:13 - 00:55:11:03
David Merin
Right. And so I actually think this institutional cycle is really just getting elements.

00:55:11:05 - 00:55:43:24
Andrew Keys
And I’d add to that, you know, the bulge brackets are starting to engage in DeFi. They’re taking a conservative approach. And one of the things they are looking for are clean blocks that have no other transactions to any other unknown entities, including unknown validators. They’re also looking for a kind of timely inclusion of these blocks. And if they’re going to avoid the public block building marketplace, then the only option is a direct agreement with a validator that has a decent proportion of the network.

00:55:43:26 - 00:56:00:11
Andrew Keys
We could be that validator. We are built to be that validator. So we will be working top down institutionally and bottoms up for Main Street, for the benefit of ethereum and its decentralization properties.

00:56:00:13 - 00:56:14:13
Ryan & David
I got to say, Andrew, it’s true that you never left, but I gotta say, it’s great to have you back in the spotlight. I think, I’m talking, for I’m speaking for a number of people in the theorem ecosystem. It’s just really great to have you back and doing what you’re doing in such an active way.

00:56:14:13 - 00:56:20:18
Ryan & David
And, Dave, it’s been great to meet you. What can folks expect to see from the Ether Machine next?

00:56:20:21 - 00:56:40:02
Andrew Keys
The active acquisition and management of ether to compound ether and to serve as a benevolent actor in the ethereum community. Bottoms up, Main Street top down institution. We are here to help.

00:56:40:05 - 00:56:47:16
Ryan & David
When you say active acquisition, does that mean spot order book purchasing of ether with cash money?

00:56:47:19 - 00:56:49:11
Andrew Keys
That and OTC?

00:56:49:14 - 00:56:57:21
Ryan & David
Okay, cool. Amazing guys. We’ll have to end it there. This has been an exciting episode. Dave. Andrea, thank you so much for joining us today.

00:56:57:24 - 00:56:58:20
David Merin
Thank you guys.

00:56:58:23 - 00:57:08:04
Ryan & David
Make us listening and got to let you know. Of course you know crypto is risky. You could lose what you put in. But we are headed west. This is the frontier. It’s not for everyone. But we’re glad you’re with us on the bank loss journey. Thanks a lot.

Additional Information and Where to Find It

SPAC and Pubco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.